AR/S

Driven to create value

1-13337

P.E.
12-31-02


03055152
2002 Annual Report


Stoneridge INC

About the Company

Stoneridge, Inc. is a leading independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets. Based in Warren, Ohio, the Company has 13 facilities in North America, 11 in Europe and four in South America.

The Company designs, engineers and manufactures electrical and electronic products that comprise the main elements of a vehicle's electrical system. Stoneridge has a significant market presence in each area and a distinct ability to combine those technologies and products to bring integrated systems and modules to the market.

The Company has two reportable operating segments:

- **Vehicle Management and Power Distribution,** which includes electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems
- **Control Devices,** which includes electronic and electromechanical switches, control actuation devices, and sensors.

For more information, visit **www.stoneridge.com.**

About the Theme

With the competitive advantages to capitalize on the economic, technology and outsourcing trends in the motor vehicle electronics industry, Stoneridge at its core is "driven to create value" for shareholders, customers, employees, the end-consumer and other stakeholders.

Financial Highlights

In thousands, except per share data

	2002	2001
Net sales	$636,507	$584,468
Operating income	$ 73,187	$ 35,495
Diluted income before extraordinary loss and cumulative effect of accounting change per share	$ 1.09	$ 0.13
Working capital	$ 85,462	$ 46,399
Total assets	$571,127	$670,933
Long-term debt	$248,918	$249,720
Shareholders' equity	$215,902	$259,607

Contents



Dear Fellow Shareholders:

In the 2001 Letter to Shareholders, we made the following commitments:

- Improve year-over-year operating profits and cash flow
- Restructure and strengthen our balance sheet
- Return to more normal employee benefit-related business practices as economic conditions improve
- Position the Company to prosper in the next industry upturn

I am proud to report to you that we met each of those commitments during 2002, and in some cases, exceeded our expectations.

These accomplishments are significant in a less than robust economy. Production volume in the automotive and light-truck market improved during the year from 2001 levels, but commercial vehicle production remained at cyclical lows. Consequently, there remains significant upside opportunity for Stoneridge as the economy continues its slow recovery and commercial vehicle production improves. Approximately 60 percent of our revenue came from the automotive market and 40 percent from the commercial vehicle market.

2002 – Commitments Fulfilled

Our revenue in 2002 increased by approximately 9 percent to $637 million. The increase was due primarily to the increased production of North American light vehicles, the pre-buy of Class 8 trucks ahead of the October 1, 2002 engine emission standards change, and new product launches.

Our earnings for 2002 before the extraordinary loss and the cumulative effect of an accounting change related to SFAS 142 were $24.7 million, or $1.09 per diluted share. This represents a significant improvement over 2001 pro forma earnings of $9.8 million, or $0.44 per diluted share. The actions taken in 2001 to realign our cost structure and lower our overall breakeven point positioned the Company to leverage the better than anticipated production volumes in 2002. The result was a greater than 150 percent increase in earnings on the 9 percent revenue increase.

Our most significant accomplishment in 2002 was generating free cash flow of $81 million. The combination of strong operating earnings, closely controlled capital expenditures and lower investment in working capital all contributed to our dramatic improvement in liquidity. As we have stated in the past, our primary uses of free cash are to fund future internal growth and to reduce the financial leverage on our balance sheet.

Last year, we acknowledged the need to adjust our capital structure to provide the Company with adequate financial resources for future growth. In April 2002, conditions in the capital markets turned favorable and we moved quickly to seize the opportunity to restructure our debt to better match our long-term objectives. On May 1, 2002, we successfully replaced our maturing bank debt with a combination of senior notes and a new bank credit agreement.

The result is a capital structure that affords us the flexibility to execute our future growth plans. Since May, we have already been able to repay $50 million on our bank credit agreement from our free cash flow. We are entering 2003 with a balance sheet that has been significantly deleveraged and has the liquidity to support the Company's plans for the foreseeable future.

We entered 2002 with an industry-wide outlook for declining production volumes. At that time, we found it necessary to expand our cost containment measures. Certain of these actions were unprecedented in our Company's history and impacted the wages and benefits of all employees.

"Our performance in 2002 is a strong indication that our strategy is working. We will seize every opportunity to further strengthen and grow our Company. We are truly Driven to Create Value."

Our employees responded unselfishly to these sacrifices and with full and unconditional cooperation. Their commitment to the Company was gratifying. Our commitment was that the Company would return to normal business practices when economic conditions improved.

I am proud to report the Company was able to begin a return to normal business practices at the beginning of the fourth quarter, well ahead of expectations. I am pleased to announce that we are entering 2003 with plans for full restoration of wage and benefit practices, economic conditions permitting.

Last year, we stated our belief that weak economic times create opportunities for companies with vision. Our goal was to use the depressed industry conditions to position Stoneridge to prosper in the next industry upturn. We approached the downturn with discipline and focus, balancing cost-cutting with investing for the future. We had the conviction to stay the course.



Cloyd J. Abruzzo
at Stoneridge's assembly plant in Portland, Indiana.

Our Strategy Is Working

Our performance in 2002 is a strong indication that our strategy is working. With a leaner cost structure and lower breakeven point, we were able to leverage better than anticipated revenue, primarily from an upturn in the automotive market, into significantly improved operating profits and cash flow. At the same time, we continued to invest in future growth. Today, Stoneridge is well positioned for the future.

While we were forced to make significant cutbacks in 2002, we remained committed to growth. We had the confidence to look beyond the cyclical downturn and continued to invest our resources in future product development for awarded new business.

In 2002, we received future new business awards for approximately $115 million of annualized revenue. This represents the third consecutive year of new business awards in excess of $100 million. The new business awards are the result of an expanding customer base, and are spread across all of our product categories and throughout our geographic footprint. The continued success we have winning new business validates the competitiveness of our products, technologies and cost structure. We remain committed to maintaining and strengthening our competitive advantage by providing the market with the most technically advanced, cost competitive, electrical and electronic products.

In late 2002, we signed a long-term, comprehensive supply agreement with one of our major commercial vehicle customers. This agreement positions us for future new business opportunities beyond our current business. Our product backlog of awarded new business remains very strong for the next three to five years. We continue to drive forward with our Six Sigma and lean manufacturing initiatives. The positive impact of these initiatives is visible both in our operating results and our reduced investment in working capital. Stoneridge is poised and ready for the challenges of the future.

On The Right Road

Stoneridge participates in a segment of the transportation industry that has very attractive secular growth characteristics: electrical and electronic products. The amount of electrical content in vehicles continues to grow at a faster rate than the actual number of vehicles being built. With a full portfolio of electrical products and capabilities, and a broad global footprint, Stoneridge is in the center of a market "sweet spot." Whether customers need individual electronic components or integrated electrical modules and systems, Stoneridge is prepared to respond to customer needs.

Stoneridge is a technology-driven Company. We invest our product development resources in technologies for next-generation, technically enhanced products that will render our existing and competing products obsolete.

We are always striving to provide the market with the newest in functionally relevant technology at a cost-effective price. We fully understand the drivers of technological change and our customers' need for improved performance and lower cost.

In today's rapidly changing industry environment, our size is our strength. We are a global organization with broad capabilities, yet extremely flexible and responsive to our customers' needs. Our flexible organizational structure allows us to optimally manage our resources for competitive advantage.

Our growth-oriented product portfolio, an obsession with technology and our size are sources of competitive advantage only if we have competent and committed managers and employees. I believe Stoneridge employees are among the most skilled and dedicated in the industry. Their true character and commitment are visible as the Company makes its way through the downturn and begins its charge back. We will continue to expand our pool of talented employees, as they are our most significant source of competitive advantage.

2003 – THE CHALLENGE CONTINUES

Forecasting 2003 is extremely difficult because of the tremendous amount of global uncertainty at the present time. However, we are planning for 2003 to be another challenging year. Production volumes for automotive and commercial vehicles are forecasted to be flat to slightly down from 2002.

In response, we will, at a minimum, maintain our current cost position and aggressively pursue further cost reduction opportunities throughout our business. We will work proactively with our suppliers of materials and services to achieve global economies of scale and continue to migrate certain products to our best-cost global manufacturing locations. Management remains committed to maintaining operating profitability and cash flow at levels above industry averages.

We are anticipating cash flow to remain strong in 2003, though not at the levels of 2002 primarily because of a planned increase in capital expenditures to launch new products. The two principal uses of free cash flow will continue to be new product development and repayment of debt. We will continue to study strategic acquisitions on an opportunistic basis.

We will continue to manage the Company in an ambitious yet financially prudent and disciplined manner within the scope of our skills and competencies. I assure our shareholders that we will seize every opportunity to further strengthen and grow our Company. We are truly *Driven To Create Value.*

On a personal note, we would like to extend our thanks and best wishes to Charles J. Hire, who will be retiring from the board of directors effective with the upcoming annual meeting. Jack was the founder and former chairman and CEO of Hi-Stat Manufacturing Company prior to its acquisition by Stoneridge at the end of 1998. On a solemn note, the recent passing of board member Richard "Skip" LeFauve saddens the entire Stoneridge family. His guidance added value to our Company and we will miss his wisdom and unique personality. Stoneridge extends its deepest sympathy to his family and friends.

In an era of corporate scandals and unscrupulous corporate executives, I feel compelled to comment on the Stoneridge philosophy. We have always conducted our business affairs with the highest level of integrity, and demand that same high standard from all of our employees. I reaffirm our commitment to integrity and the highest level of individual and corporate conduct, and to full compliance with both the spirit and letter of the law.

Thank you to everyone who contributed to 2002 being an outstanding year for Stoneridge. I thank our customers for their business and continued confidence in us, as their supplier of choice. I thank our employees, worldwide, for their hard work and dedication; you are the strength of Stoneridge. And, of course, I thank our shareholders for their continued confidence in our performance and direction.



CLOYD J. ABRUZZO
President and Chief Executive Officer
March 8, 2003

"The new business awards are the result of an expanding customer base, and are spread across all of our product categories and throughout our geographic footprint."

Driven to create value

Stoneridge is a highly motivated and flexible organization and, at its core, is "driven to create value" for all of its stakeholders. In terms of financial performance, 2002 was a challenging but successful year for Stoneridge and created momentum for the Company's future growth. Stoneridge was particularly successful in generating free cash flow during the year.

The Company aims to align its competitive advantages with the economic, technology and outsourcing trends in the motor vehicle industry. As a "pure-play" vehicle electronics company, Stoneridge is benefiting from the increasing electronics content on motor vehicles, which is expected to increase at a compound annual growth rate of 6 to 8 percent over the next 10 years – faster than the motor vehicle industry as a whole.

Stoneridge's competitive advantages for value creation include a broad product portfolio and customer base, commitment to technological innovation, systems integration capabilities, global reach, and financial strength and flexibility. These attributes helped drive the Company's performance in 2002 and created a platform to build on in 2003 and beyond.



THE COMPANY has a distinct ability to combine individual products and use its comprehensive knowledge of vehicle electrical architecture to build integrated modules, systems and "smart" products. Such comprehensive solutions enable Stoneridge to capitalize on the trend toward greater outsourcing by OEMs.

FAR-REACHING CAPABILITIES

At the foundation of Stoneridge's success is an appropriately broad product portfolio, which includes the four elements of every vehicle's electrical system – control devices, sensors, vehicle management electronics, and power and signal distribution.

Stoneridge has strong and long-lasting relationships with a diverse customer base, which includes leading OEMs in North America and Europe and transplant companies in the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets. The Company's diversity of end-markets and customers is a strength; the top five customers account for approximately 52 percent of the Company's revenue base.



With products such as multiplexed power distribution, electromechanical actuators, non-contact switches and solid-state sensors, Stoneridge is taking advantage of the transition from mechanical to electromechanical to electronics in vehicle architecture.

The Company has a distinct ability to combine individual products and use its comprehensive knowledge of vehicle electrical architecture to build integrated modules, systems and "smart" products. For example, Stoneridge is serving as a systems integrator – designing, engineering and delivering complete systems – for the commercial vehicle and agricultural vehicle markets. Such comprehensive solutions enable Stoneridge to capitalize on the trend toward greater outsourcing by vehicle manufacturers and often make competitive products obsolete.

With products such as multiplexed power distribution, electromechanical actuators, non-contact switches and solid-state sensors, Stoneridge is taking advantage of the transition from mechanical to electromechanical to electronics in vehicle architecture.

STRONG YEAR FOR NEW BUSINESS

During 2002, Stoneridge received $115 million in new business awards. This was the third straight year that the total value of Stoneridge's new business awards exceeded $100 million. These awards reflect Stoneridge's alignment with the industry's technology growth drivers, including vehicle performance, safety, manufacturability, environmental, dependability, product differentiation and manufacturing cost reduction.

During the year, Stoneridge launched several key new products in the areas of occupant safety and next-generation sensors, and continued to increase its content within the commercial vehicle market. For example, its seat track position sensor, which recognizes the position of the seat to signal the appropriate level of deployment for the airbag, can now be found on more than 20 makes and models of passenger vehicles. Our seat track position sensor helps manufacturers meet Federal Motor Vehicle Safety Standard 208, which requires that, by 2004, at least 20 percent of all new passenger vehicles have automatic passenger airbag suppression systems; and by 2006, they will be required on all new passenger vehicles.



STONERIDGE'S SEAT TRACK POSITION sensor, which recognizes the position of the seat to signal the appropriate level of deployment for the airbag, can now be found on more than 20 makes and models of passenger vehicles.

GLOBAL EXPANSION to support customers wherever they build vehicles is a key element in Stoneridge's growth strategy. Pursuant to its strategic plan, the Company is a global high-quality, low-cost producer, and has a worldwide commitment to the principles of Six Sigma and lean manufacturing.

Other "smart" products launched during the year include:

- "Shift-on-demand" technology such as a four-wheel-drive actuator.
- Hardware for a commercial vehicle fleet management system that provides trucking companies with global positioning, diagnostics and communications capabilities.
- Fuel shut-off switch, which disables the fuel pump in a severe crash.
- Speed-bearing sensor, which detects wheel speed for signal input to the anti-lock braking system.

Indicative of the many uncertainties in the U.S. and global economy, the commercial vehicle market was slower than anticipated in 2002. The year saw noticeably lower production volumes and slower production schedules for medium- and heavy-duty trucks. However, Stoneridge continued to add content and increase collaboration with the design and engineering departments of its key OEM customers. In some cases, Stoneridge engineers have been co-located with key customers to ensure day-to-day collaboration on product launches and systems integration.

GLOBAL GROWTH

Global expansion to support customers wherever they build vehicles is a key element in Stoneridge's growth strategy. It has also enabled the Company to improve its speed to market and move labor-intensive manufacturing to low-cost locations. The Company's low-cost manufacturing facilities accounted for more than 20 percent of Stoneridge's North American revenue in 2002. Additionally, during 2002, Stoneridge received recognition from DaimlerChrysler of Brazil as its "Supplier of the Year." Pursuant to its strategic plan, the Company is a global high-quality, low-cost producer, and has a worldwide commitment to the principles of Six Sigma and lean manufacturing.

Approximately 85 percent of Stoneridge's 2002 sales came from North America and the other 15 percent were from outside North America.


New-business awards reflect
Stoneridge's alignment with the
industry's technology growth drivers,
including vehicle performance, safety,
manufacturability, environmental,
dependability, product differentiation
and manufacturing cost reduction.

Financial Strength

Stoneridge's financial strength and flexibility ensure that it has the resources to invest in its future and capitalize quickly on market opportunities. The Company made major improvements in its capital structure during 2002. In May 2002, Stoneridge announced the completion of $200 million in debt refinancing with Senior Notes due in 2012.

Since December 31, 2000, Stoneridge has paid down $79 million of debt. During 2002, the Company's strong earnings and free cash flow generation enabled it to repay more than $50 million in debt and increased Stoneridge's overall credit worthiness. Also during 2002, the Company implemented several internal austerity measures, which resulted in cost savings during the year. By year-end, Stoneridge was able to partially reinstate such programs due to the Company's improving performance.

Outlook

Despite many uncertainties in the overall economic environment, Stoneridge has an upbeat outlook for 2003. Production volumes for automotive and commercial vehicles are forecasted to be flat to slightly down from 2002. Stoneridge will continue to aggressively manage its cost structure, while maintaining the investment in future products and technologies.

With its product and geographic diversity, systems integration capabilities, strong capital structure and experienced management team, Stoneridge has everything in place to capitalize on the trends and manage the business effectively. 2002 was a year of significant progress in delivering profitable growth and enhancing shareholder value, and should provide important momentum for 2003 and beyond.

With its product and geographic diversity, systems integration capabilities, strong capital structure and experienced management team, Stoneridge has everything in place to capitalize on the trends and manage the business effectively.



Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, the Company evaluates estimates and assumptions used in its financial statements. The Company bases its estimates used on historical experience and on various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The Company believes the following are its "critical accounting policies" – those most important to the financial presentation and those that require the most difficult, subjective or complex judgments.

Revenue Recognition and Sales Commitments – The Company recognizes revenues from the sale of products, net of actual and estimated returns of products sold based on authorized returns and historical trends in sales returns, at the point of passage of title, which is generally at the time of shipment. The Company often enters into agreements with its customers at the beginning of a given vehicle's life. Once such agreements are entered into, it is the Company's obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements generally may be terminated by our customers at any time, but usually are not.

Bad Debts – The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectibility in determining an estimate for its allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount.

Inventory – Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for U.S. inventories and by the first-in, first-out (FIFO) method for non-U.S. inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost; the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of the lower of cost or market value of inventory are determined based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

Goodwill – In connection with the adoption of SFAS 142, "Goodwill and Other Intangible Assets," the Company discontinued its amortization of goodwill on January 1, 2002. In lieu of amortization, the new standard requires that goodwill be tested for impairment as of the date of adoption, at least annually thereafter and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. See Note 2 to the Company's consolidated financial statements for more information on the Company's application of this new accounting standard.

Results of Operations

YEAR ENDED DECEMBER 31, 2002
***COMPARED TO* YEAR ENDED DECEMBER 31, 2001**

Net Sales

Net sales for the year ended December 31, 2002 increased $52.0 million, or 8.9%, to $636.5 million from $584.5 million in 2001. Sales revenues in 2002 were favorably impacted by increased North American light and commercial vehicle builds as well as new product launches.

Sales for the year ended December 31, 2002 for North America increased by $36.8 million to $534.8 million from $498.0 million in 2001. North American sales accounted for 84.0% of total sales in 2002 compared with 85.2% in 2001. Sales in 2002 outside North America increased by $15.2 million to $101.7 million from $86.5 million in 2001. Sales outside North America accounted for 16.0% of total sales in 2002 compared with 14.8% in 2001.

Net sales for the Vehicle Management & Power Distribution operating segment were $273.8 million for the year ended December 31, 2002 as compared to $245.9 million for the corresponding period in 2001. Increased production volumes on existing programs and increased content per vehicle accounted for the change in sales. Net sales for the Control Devices operating segment were $376.9 million for the year ended December 31, 2002 as compared to $349.5 million for the corresponding period in 2001, reflecting higher production volumes in the Company's end markets and an incremental increase in revenue due to new product launches.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2002 increased by $21.8 million, or 4.9%, to $471.2 million from $449.4 million in 2001. As a percentage of sales, cost of goods sold decreased to 74.0% in 2002 from 76.9% in 2001. The improvement as a percent of sales was primarily attributable to increased production volumes and improved operating leverage as a result of cost reduction initiatives, including Six Sigma, lean manufacturing and improved productivity, partially offset by pricing pressures.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses, including product development, decreased by $7.5 million to $92.1 million for the year ended December 31, 2002 from $99.6 million in 2001. As a percentage of sales, SG&A expenses decreased to 14.5% in 2002 from 17.0% in 2001. The decrease was primarily attributable to the Company's adoption of the non-amortization of goodwill provisions of SFAS 142 on January 1, 2002. Goodwill amortization expense for the year ended December 31, 2001 was $9.8 million. Excluding the impact of goodwill amortization expense, SG&A increased $2.3 million, or 2.5%, in 2002 compared to the corresponding period in 2001. As a percentage of sales, SG&A expenses declined to 14.5% from 15.4%, excluding the impact of goodwill amortization expense.

Interest Expense, net

Net interest expense for the year ended December 31, 2002 increased by $3.3 million to $34.6 million from $31.3 million for the same period in 2001. The increase was primarily attributable to the termination of existing interest rate swap agreements as a result of the Company's debt refinancing, offset by lower interest rates. These swaps, which are being amortized to interest expense, will be fully amortized by the end of 2003. Average outstanding indebtedness was $286.1 million and $317.9 million for the years ended December 31, 2002 and 2001, respectively.

Other Expense / Income, net

Other expense, which primarily consisted of equity losses of unconsolidated subsidiaries, was $0.5 million and $0.3 million for the years ended December 31, 2002 and 2001, respectively.

Income Before Income Taxes, Extraordinary Loss and Cumulative Effect of Accounting Change

As a result of the foregoing, income before income taxes, extraordinary loss and cumulative effect of accounting change increased by $34.2 million for the year ended December 31, 2002 to $38.1 million from $3.9 million in 2001.

Provision for Income Taxes

The Company recognized provisions for income taxes of $13.4 million and $1.0 million for federal, state and foreign income taxes for the years ended December 31, 2002 and 2001, respectively. The increase in the effective tax rate to 35.2% in 2002 from 24.4% in 2001 was a result of non-recurring tax refunds in 2001, coupled with the fact that tax initiatives resulted in less of a relative benefit on higher 2002 operating income, compared to lower operating income in 2001. The effective tax rate is expected to increase in future years pending certain proposed tax legislation.

Income Before Extraordinary Loss and Cumulative Effect of Accounting Change

As a result of the foregoing, income before extraordinary loss and cumulative effect of accounting change increased by $21.7 million to $24.7 million for the year ended December 31, 2002 from $2.9 million in 2001.

Extraordinary Loss, net of tax

The Company recognized a net of tax loss of $3.6 million during 2002 in connection with the early extinguishment of debt related to the Company's debt refinancing. See Note 4 to the Company's consolidated financial statements for more information on the Company's debt refinancing.

Cumulative Effect of Accounting Change, net of tax

In accordance with the transition provisions of SFAS 142, the Company completed the two-step transitional goodwill impairment analysis in 2002. As a result, the Company recorded as a cumulative effect of accounting change, a non-cash, after-tax charge of $69.8 million, to write off a portion of the carrying value of goodwill. The Company performed an annual impairment test on goodwill and no additional impairment was recognized. See Note 2 to the Company's consolidated financial statements for more information on the Company's application of this new accounting standard.

Net (Loss) Income

As a result of the foregoing, the Company recognized a net loss of $48.8 million for the year ended December 31, 2002, and net income of $2.9 million for the corresponding period in 2001.

Net loss for the Vehicle Management & Power Distribution operating segment was $29.5 million for the year ended December 31, 2002 as compared to $11.9 million for the corresponding period in 2001. Net loss for the Control Devices operating segment was $19.3 million for the year ended December 31, 2002 as compared to net income of $14.8 million for the corresponding period in 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net Sales

Net sales for the year ended December 31, 2001 decreased $82.7 million, or 12.4%, to $584.5 million from $667.2 million in 2000. Sales revenues in 2001 were unfavorably impacted by the prolonged weakness in production in the automotive and commercial vehicle markets, combined with new product launch delays and slower production ramp-ups in the next-generation vehicle, seat track position switch and fuel cutoff switch.

Sales for the year ended December 31, 2001 for North America decreased by $81.9 million to $498.0 million from $579.9 million in 2000. North American sales accounted for 85.2% of total sales in 2001 compared with 86.9% in 2000. Sales in 2001 outside North America decreased by $0.8 million to $86.5 million from $87.3 million in 2000. Sales outside North America accounted for 14.8% of total sales in 2001 compared with 13.1% in 2000.

Net sales for the Vehicle Management & Power Distribution operating segment were $245.9 million for the year ended December 31, 2001 as compared to $263.0 million for the corresponding period in 2000. The prolonged weakness in production in the automotive and commercial vehicle markets, combined with new product launch delays and slower production ramp-ups in the next-generation vehicle accounted for the decrease. Net sales for the Control Devices operating segment were $349.5 million for the year ended December 31, 2001 as compared to $413.8 million for the corresponding period in 2000. The prolonged weakness in production in the automotive and commercial vehicle markets, combined with new product launch delays and slower production ramp-ups in the seat track position switch and fuel cutoff switch accounted for the decrease.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2001 decreased by $46.7 million, or 9.4%, to $449.4 million from $496.1 million in 2000. As a percentage of sales, cost of goods sold increased to 76.9% in 2001 from 74.4% in 2000. The corresponding reduction in margin was primarily attributable to the continued weakness of the automotive and commercial vehicle markets, price pressures from our customers, and costs related to pre-production ramp-ups and new program launches. Partially offsetting the aforementioned were cost reduction initiatives including Six Sigma and lean manufacturing.

Selling, General and Administrative Expenses

SG&A expenses, including product development, increased by $3.6 million to $99.6 million for the year ended December 31, 2001 from $95.9 million in 2000. As a percentage of sales, SG&A expenses increased to 17.0% in 2001 from 14.4% in 2000. This increase is primarily attributable to higher design and development costs, which were required predominately to support efforts associated with awarded programs. This increase also includes $0.6 million related to costs associated with the Company's attempted offering of senior subordinated notes in the third quarter of 2001.

Interest Expense, net

Net interest expense for the year ended December 31, 2001 was $31.3 million compared with $29.5 million in 2000. Average outstanding indebtedness was $317.9 million and $331.0 million for the years ended December 31, 2001 and 2000, respectively. The cost of borrowing increased in 2001 as a result of an amended credit agreement.

Other Expense / Income, net

Other expense was $0.3 million for the year ended December 31, 2001, and primarily consisted of equity losses of unconsolidated subsidiaries. Other income was $1.1 million for the year ended December 31, 2000, and primarily consisted of equity losses of unconsolidated subsidiaries and a gain on sale of idle fixed assets.

Income Before Income Taxes

As a result of the foregoing, income before income taxes decreased by $42.9 million for the year ended December 31, 2001 to $3.9 million from $46.8 million in 2000.

Provision for Income Taxes

The Company recognized provisions for income taxes of $1.0 million and $14.1 million for federal, state and foreign income taxes for the years ended December 31, 2001 and 2000, respectively. The decline in the effective tax rate to 24.4% in 2001 from 30.1% in 2000 was primarily a result of the implementation of certain tax planning strategies and non-recurring tax refunds.

Net Income

As a result of the foregoing, net income decreased by $29.8 million, or 91.0%, to $2.9 million for the year ended December 31, 2001 from $32.7 million in 2000.

The Vehicle Management & Power Distribution operating segment recognized a net loss of $11.9 million for the year ended December 31, 2001 compared to $5.9 million for the corresponding period in 2000. Net income for the Control Devices operating segment was $14.8 million for the year ended December 31, 2001 as compared to $38.6 million for the corresponding period in 2000.

Liquidity and Capital Resources

Net cash provided by operating activities was $95.6 million and $62.1 million for the years ended December 31, 2002 and 2001, respectively. The increase in net cash from operating activities of $33.5 million was primarily attributable to an increase in income before extraordinary loss and cumulative effect of accounting change as well as a reduction in working capital.

Net cash used by investing activities was $14.3 million and $23.4 million for the years ended December 31, 2002 and 2001, respectively, and primarily related to capital expenditures.

Net cash used by financing activities was $59.2 million and $39.8 million for the years ended December 31, 2002 and 2001, respectively, as improved cash flows from operations were used to repay debt.

On May 1, 2002, the Company issued $200.0 million aggregate principal amount of senior notes, the proceeds of which were used to repay existing debt. The $200.0 million notes bear interest at an annual rate of 11.50% and mature on May 1, 2012. Interest is payable on May 1 and November 1 of each year. On July 1, 2002, the Company completed an exchange offer of the senior notes for substantially identical notes registered under the Securities Act of 1933.

In conjunction with the issuance of the senior notes, the Company also entered into a new $200.0 million credit agreement (of which $49.3 million was outstanding at December 31, 2002) with a bank group. The credit agreement has the following components: a $100.0 million revolving facility (of which $96.5 million is currently available) including a $10.0 million swing line facility, and a $100.0 million term facility. The revolving facility expires on April 30, 2007 and requires a commitment fee of 0.375% to 0.500% on the unused balance as well as a utilization fee of 0.125% to 0.250% when the unutilized balance equals or exceeds 50.0% of the total revolving commitment. The revolving facility permits the Company to borrow up to half its borrowings in specified foreign currencies. Interest is payable quarterly at either (i) the prime rate plus a margin of 0.50% to 1.50% or (ii) LIBOR plus a margin of 2.00% to 3.00%, depending upon the Company's ratio of consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA), as defined. Interest on the swing line facility is payable monthly at the same rate as the revolving facility. The term facility expires on April 30, 2008. Interest is payable quarterly at either (i) the prime rate plus 1.75% or (ii) LIBOR plus 3.25%. The Company has the right to prepay any of the above mentioned loans, in whole or in part, without premium or penalty. During 2002, the Company prepaid $50.0 million of the term facility. The Company was in compliance with its covenants as of December 31, 2002.

In order to manage the interest rate risk associated with our previous debt portfolio, the Company entered into interest rate swap agreements. These agreements required the Company to pay a fixed interest rate to counterparties while receiving a floating interest rate based on LIBOR. The counterparties to each of the interest rate swap agreements were major commercial banks. These agreements were due to mature on or before December 31, 2003 and qualified as cash flow hedges; however, as a result of the recent debt refinancing and in accordance with SFAS 133, these agreements were terminated at a cost of $5.3 million on May 1, 2002.

Changes in the fair market value of derivatives qualifying as cash flow hedges are recorded in other comprehensive (loss) income to the extent that the hedges are effective until the underlying transactions are recognized in earnings. Net losses included in accumulated other comprehensive loss as of May 1, 2002 were $3.3 million after-tax ($5.3 million pre-tax). This amount is currently being amortized to interest expense over the remaining contractual terms of the agreements. The remaining unamortized balance as of December 31, 2002 was $0.6 million after-tax ($1.0 million pre-tax).

The Company has entered into foreign currency forward contracts to purchase $13.1 million of Swedish krona and British pounds to satisfy krona and pound denominated debt obligations. The estimated fair value of these forward contracts at December 31, 2002, per quoted market sources, was $13.8 million. The contracts are marked to market through earnings and are not accounted for using hedge accounting. The Company does not use derivatives for speculative or profit-motivated purposes.

The following table summarizes the Company's future cash outflows resulting from financial contracts and commitments, as of December 31, 2002:

Contractual Obligations:	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Long-term debt	$250,910	$1,992	$3,647	$2,022	$243,249
Operating leases	11,654	5,660	3,893	1,297	804
Total contractual obligations	$262,564	$7,652	$7,540	$3,319	$244,053

Management believes that cash flows from operations and the availability of funds from the Company's credit facilities will provide sufficient liquidity to meet the Company's growth and operating needs.

Recently Issued Accounting Standards

See Note 2 to the Company's consolidated financial statements.

Inflation and International Presence

Management believes that the Company's operations have not been adversely affected by inflation. By operating internationally, the Company is affected by the economic conditions of certain countries. Based on the current economic conditions in these countries, management believes the Company is not significantly exposed to adverse economic conditions.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to certain market risks, primarily resulting from the effects of changes in interest rates. To reduce exposures to market risks resulting from fluctuations in interest rates, the Company uses a combination of variable and fixed rate debt. At December 31, 2002, approximately 20% of the Company's debt was variable rate debt. The Company believes that a 1.0% increase or decrease in the interest rate on variable rate debt could affect annual interest expense by approximately $0.5 million.

The Company's risks related to commodity price and foreign currency exchange risks have historically not been material. The Company does not expect the effects of these risks to be material in the future based on current operating and economic conditions in the countries and markets in which it operates. Therefore, a 10.0% change in the value of the U.S. dollar would not significantly affect the Company's financial position.

Five-Year Financial Summary

(in thousands, except per share data)

	Years ended December 31,				
	2002	2001	2000	1999	1998
Statement of Operations Data:					
Net sales:					
Vehicle Management & Power Distribution	$ 273,804	$ 245,881	$ 263,022	$ 285,381	$ 323,331
Control Devices	376,896	349,510	413,830	399,066	188,409
Eliminations	(14,193)	(10,923)	(9,660)	(9,226)	(7,919)
Consolidated	$ 636,507	$ 584,468	$ 667,192	$ 675,221	$ 503,821
Gross profit [A]	165,319	135,082	171,112	187,872	124,239
Operating income	73,187	35,495	75,166	97,305	56,722
Income before income taxes, extraordinary loss and cumulative effect of accounting change	38,089	3,896	46,794	67,022	56,036
Income before extraordinary loss and cumulative effect of accounting change	24,663	2,946	32,709	41,172	33,400
Net (loss) income [B]					
Vehicle Management & Power Distribution	$ (29,470)	$ (11,879)	$ (5,889)	$ 5,572	$ 12,683
Control Devices	(19,308)	14,825	38,598	35,600	20,717
Consolidated	$ (48,778)	$ 2,946	$ 32,709	$ 41,172	$ 33,400
Basic net (loss) income per share	$ (2.18)	$ 0.13	$ 1.46	$ 1.84	$ 1.49
Diluted net (loss) income per share	$ (2.16)	$ 0.13	$ 1.46	$ 1.84	$ 1.49
Other Data:					
Product development expenses	$ 25,332	$ 26,996	$ 26,750	$ 21,976	$ 17,418
Capital expenditures	14,656	23,968	28,720	17,589	10,919
Depreciation and amortization [C]	21,900	28,844	28,026	27,850	14,422
Balance Sheet Data:					
Working capital	$ 85,462	$ 46,399	$ 80,069	$ 77,112	$ 42,184
Total assets	571,127	670,933	696,995	698,309	638,116
Long-term debt, less current portion	248,918	249,720	296,079	331,898	322,724
Shareholders' equity	215,902	259,607	262,186	231,628	190,542

[A] *Gross profit represents net sales less cost of goods sold.*

[B] *In accordance with the transition provisions of SFAS 142, the Company determined through a two-step impairment assessment that the carrying value of the Company's goodwill exceeded its fair value. Therefore, the Company recorded, effective January 1, 2002, an after-tax impairment charge of $69,834 as a cumulative effect of accounting change. See Note 2 to the Company's consolidated financial statements for more information.*

During the second quarter of 2002, the Company recognized a net of tax extraordinary loss of $3,607, as the result of an early extinguishment of debt. See Note 4 to the Company's consolidated financial statements for more information.

[C] *These amounts represent depreciation and amortization on fixed and intangible assets.*

Consolidated Balance Sheets

(in thousands)

	December 31,	
	2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 27,235	$ 4,369
Accounts receivable, less allowance for doubtful accounts of $3,020 and $1,742 for 2002 and 2001, respectively	79,342	91,018
Inventories, net	51,139	54,504
Prepaid expenses and other	12,055	19,628
Deferred income taxes	5,904	7,316
Total current assets	175,675	176,835
Property, Plant and Equipment, net	111,838	118,061
Other Assets:		
Goodwill	255,292	345,392
Investments and other, net	28,322	30,645
Total Assets	$ 571,127	$ 670,933
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ 1,992	$ 41,621
Accounts payable	43,151	50,792
Accrued expenses and other	45,070	38,023
Total current liabilities	90,213	130,436
Long-Term Liabilities:		
Long-term debt, net of current portion	248,918	249,720
Deferred income taxes	15,278	24,352
Other liabilities	816	6,818
Total long-term liabilities	265,012	280,890
Shareholders' Equity:		
Preferred shares, without par value, 5,000 authorized, none issued	–	–
Common shares, without par value, 60,000 authorized, 22,399 and 22,397 issued and outstanding at December 31, 2002 and 2001, respectively, with no stated value	–	–
Additional paid-in capital	141,516	141,506
Retained earnings	77,379	126,157
Accumulated other comprehensive loss	(2,993)	(8,056)
Total shareholders' equity	215,902	259,607
Total Liabilities and Shareholders' Equity	$ 571,127	$ 670,933

The accompanying notes to the consolidated financial statements are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

(in thousands, except per share data)

	For the years ended December 31,		
	2002	2001	2000
Net Sales	$ 636,507	$ 584,468	$ 667,192
Costs and Expenses:			
Cost of goods sold	471,188	449,386	496,080
Selling, general and administrative	92,132	99,587	95,946
Operating Income	73,187	35,495	75,166
Interest expense, net	34,616	31,308	29,492
Other expense / (income), net	482	291	(1,120)
Income Before Income Taxes, Extraordinary Loss and Cumulative Effect of Accounting Change	38,089	3,896	46,794
Provision for income taxes	13,426	950	14,085
Income Before Extraordinary Loss and Cumulative Effect of Accounting Change	24,663	2,946	32,709
Extraordinary loss, net of tax	3,607	–	–
Income Before Cumulative Effect of Accounting Change	21,056	2,946	32,709
Cumulative effect of accounting change, net of tax	(69,834)	–	–
Net (Loss) Income	$ (48,778)	$ 2,946	$ 32,709
Basic Net (Loss) Income per Share:			
Income before extraordinary loss and cumulative effect of accounting change	$ 1.10	$ 0.13	$ 1.46
Extraordinary loss, net of tax	(0.16)	–	–
Cumulative effect of accounting change, net of tax	(3.12)	–	–
Basic net (loss) income per share	$ (2.18)	$ 0.13	$ 1.46
Diluted Net (Loss) Income per Share:			
Income before extraordinary loss and cumulative effect of accounting change	$ 1.09	$ 0.13	$ 1.46
Extraordinary loss, net of tax	(0.16)	–	–
Cumulative effect of accounting change, net of tax	(3.09)	–	–
Diluted net (loss) income per share	$ (2.16)	$ 0.13	$ 1.46

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

(in thousands)

	For the years ended December 31,		
	2002	2001	2000
Operating Activities:			
Net (loss) income	$ (48,778)	$ 2,946	$ 32,709
Adjustments to reconcile net (loss) income to net cash provided by operating activities –			
Depreciation and amortization	26,413	29,568	28,680
Deferred income taxes	12,408	7,052	7,166
(Gain) loss on sale of fixed assets	(136)	84	(995)
Equity in loss (earnings) of unconsolidated subsidiaries	1,188	(506)	323
Extraordinary loss, net of tax	3,607	–	–
Cumulative effect of accounting change, net of tax	69,834	–	–
Changes in operating assets and liabilities –			
Accounts receivable, net	14,845	(960)	5,577
Inventories	5,223	14,462	(5,905)
Prepaid expenses and other	9,508	(3,807)	(4,242)
Other assets	1,951	3,293	(2,142)
Accounts payable	(9,193)	6,548	4,292
Accrued expenses and other	8,755	3,465	(12,738)
Net cash provided by operating activities	95,625	62,145	52,725
Investing Activities:			
Capital expenditures	(14,656)	(23,968)	(28,720)
Proceeds from sale of fixed assets	311	–	2,176
Business acquisitions and other	2	550	463
Net cash used by investing activities	(14,343)	(23,418)	(26,081)
Financing Activities:			
Proceeds from issuance of senior notes	200,000	–	–
Extinguishment of revolving facility	(37,641)	–	–
Extinguishment of term debt	(226,139)	–	–
Net (repayments) borrowings under revolving credit facilities	(14,397)	1,408	6,523
Proceeds from long-term debt	100,000	–	–
Repayments of long-term debt	(65,030)	(38,197)	(31,022)
Debt issuance costs	(10,694)	(3,053)	–
Interest rate swap termination costs	(5,274)	–	–
Net cash used by financing activities	(59,175)	(39,842)	(24,499)
Effect of exchange rate changes on cash and cash equivalents	759	(110)	(475)
Net change in cash and cash equivalents	22,866	(1,225)	1,670
Cash and cash equivalents at beginning of period	4,369	5,594	3,924
Cash and cash equivalents at end of period	$ 27,235	$ 4,369	$ 5,594
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 26,277	$ 29,534	$ 27,698
Cash (received) paid for income taxes	$ (5,313)	$ (9,229)	$ 14,761

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

Consolidated Statements of Shareholders' Equity

(in thousands)

	Number of Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Income/(Loss)
Balance, January 1, 2000	22,397	$ 141,506	$ 90,502	$ (380)	
Net income	–	–	32,709	–	$ 32,709
Other comprehensive income:					
Currency translation adjustments	–	–	–	(2,151)	(2,151)
Comprehensive income					$ 30,558
Balance, December 31, 2000	22,397	141,506	123,211	(2,531)	
Net income	–	–	2,946	–	$ 2,946
Other comprehensive loss:					
Cumulative effect of change in accounting for derivatives	–	–	–	(268)	(268)
Change in fair value of derivatives	–	–	–	(4,042)	(4,042)
Currency translation adjustments	–	–	–	(1,215)	(1,215)
Comprehensive loss					$ (2,579)
Balance, December 31, 2001	22,397	141,506	126,157	(8,056)	
Net loss	–	–	(48,778)	–	$(48,778)
Exercise of stock options	2	10	–	–	–
Other comprehensive loss:					
Minimum pension liability adjustments	–	–	–	(821)	(821)
Unrealized loss on marketable securities	–	–	–	(202)	(202)
Change in fair value of derivatives	–	–	–	1,014	1,014
Amortization of terminated derivatives	–	–	–	2,677	2,677
Currency translation adjustments	–	–	–	2,395	2,395
Comprehensive loss					$(43,715)
Balance, December 31, 2002	22,399	$ 141,516	$ 77,379	$ (2,993)	

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

(in thousands, except share and per share data, unless otherwise indicated)

Note 1

ORGANIZATION AND NATURE OF BUSINESS

Stoneridge, Inc. (Stoneridge) and its subsidiaries are independent designers and manufacturers of engineered electrical and electronic components, modules and systems for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets.

Note 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Stoneridge and its wholly owned and majority-owned subsidiaries (collectively, the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable Concentrations

Revenues are principally generated from the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets. Due to the nature of these industries, a significant portion of sales and related accounts receivable are concentrated in a relatively small number of customers. In 2002, the top four customers individually accounted for approximately 13%, 13%, 10% and 10% of net sales, while the top five customers accounted for 52% of net sales. The top four customers individually accounted for approximately 14%, 13%, 12% and 12% of the Company's 2001 net sales, and its top five customers accounted for approximately 57% of its 2001 net sales. Accounts receivable from the Company's five largest customers aggregated approximately $30,363 and $48,529 at December 31, 2002 and 2001, respectively.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 73% and 74% of the Company's inventories at December 31, 2002 and 2001, respectively, and by the first-in, first-out (FIFO) method for all other inventories. Inventory cost includes material, labor and overhead.

Inventories consist of the following at December 31:

	2002	2001
Raw materials	$ 28,157	$ 35,488
Work in progress	10,229	8,192
Finished goods	13,313	11,142
Less: LIFO reserve	(560)	(318)
Total	$ 51,139	$ 54,504

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and consist of the following at December 31:

	2002	2001
Land and land improvements	$ 5,583	$ 5,552
Buildings and improvements	45,003	44,730
Machinery and equipment	99,711	93,041
Office furniture and fixtures	26,205	23,925
Tooling	50,436	48,313
Vehicles	668	862
Leasehold improvements	1,249	1,106
	228,855	217,529
Less: Accumulated depreciation	117,017	99,468
	$ 111,838	$ 118,061

Depreciation is provided by both the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $21,083, $18,664 and $18,218, respectively. Depreciable lives within each property classification are as follows:

Buildings and improvements	10-40 years
Machinery and equipment	5-10 years
Office furniture and fixtures	3-10 years
Tooling	2-5 years
Vehicles	3-5 years
Leasehold improvements	3-8 years

Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of property are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is credited or charged to income.

Goodwill and Other Intangibles

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS 142, "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill is no longer subject to amortization. Goodwill amortization, which approximated $9.8 million annually, ceased when the Statement became effective for the Company on January 1, 2002. Goodwill is now subject to at least an annual assessment for impairment

(in thousands, except share and per share data, unless otherwise indicated)

by applying a fair value-based test. In accordance with the transition provisions of SFAS 142, the Company has completed the two-step transitional goodwill impairment analysis for both reporting units of the Company. The initial impairment test indicated that the carrying values of the reporting units exceeded the corresponding fair values of the reporting units, which were determined based on a combination of valuation techniques including the guideline company method, the transaction method and the discounted cash flow method. The implied fair value of goodwill in these reporting units was then determined through the allocation of the fair values to the underlying assets and liabilities. The January 1, 2002 carrying value of the goodwill in these reporting units exceeded their implied fair value by $90.1 million. The $69.8 million write-down of goodwill to its fair value, which is net of $20.3 million of related tax benefits, was reported as a cumulative effect of accounting change in the accompanying consolidated financial statements as of January 1, 2002. The Company performed an annual impairment test on goodwill and no additional impairment was recognized.

The change in the carrying value of goodwill by reportable operating segment during 2002 is as follows:

	Vehicle Management & Power Distribution	Control Devices	Total
Balance at December 31, 2001	$ 31,800	$313,592	$345,392
Cumulative effect of accounting change	(31,800)	(58,300)	(90,100)
Balance at December 31, 2002	$ –	$255,292	$255,292

The pro forma consolidated net (loss) income as if SFAS 142 had been in effect at the beginning of fiscal 2000 is as follows:

	For the years ended December 31,		
	2002	2001	2000
Reported income before extraordinary loss and cumulative effect of accounting change	$ 24,663	$ 2,946	$ 32,709
Add back: Goodwill amortization, net of tax	–	6,867	6,828
Pro forma income before extraordinary loss and cumulative effect of accounting change	24,663	9,813	39,537
Extraordinary loss, net of tax	3,607	–	–
Pro forma income before cumulative effect of accounting change	21,056	9,813	39,537
Cumulative effect of accounting change, net of tax	(69,834)	–	–
Pro forma net (loss) income	$(48,778)	$ 9,813	$ 39,537

	For the years ended December 31,		
	2002	2001	2000
Basic net (loss) income per share:			
Reported income before extraordinary loss and cumulative effect of accounting change	$ 1.10	$ 0.13	$ 1.46
Add back: Goodwill amortization, net of tax	–	0.31	0.30
Pro forma income before extraordinary loss and cumulative effect of accounting change	1.10	–	–
Extraordinary loss, net of tax	(0.16)	–	–
Pro forma income before cumulative effect of accounting change	0.94	0.44	1.76
Cumulative effect of accounting change, net of tax	(3.12)	–	–
Pro forma net (loss) income per share	$(2.18)	$ 0.44	$ 1.76

	For the years ended December 31,		
	2002	2001	2000
Diluted net (loss) income per share:			
Reported income before extraordinary loss and cumulative effect of accounting change	$ 1.09	$ 0.13	$ 1.46
Add back: Goodwill amortization, net of tax	–	0.31	0.30
Pro forma income before extraordinary loss and cumulative effect of accounting change	1.09	0.44	1.76
Extraordinary loss, net of tax	(0.16)	–	–
Pro forma income before cumulative effect of accounting change	0.93	0.44	1.76
Cumulative effect of accounting change, net of tax	(3.09)	–	–
Pro forma net (loss) income per share	$(2.16)	$ 0.44	$ 1.76

The Company had the following intangible assets subject to amortization at December 31:

	2002	2001
Patents:		
Gross carrying amount	$ 2,779	$ 3,659
Accumulated amortization	1,243	1,327
Net carrying amount	$ 1,536	$ 2,332

Aggregate amortization expense on patents was $817 for the year ended December 31, 2002. Estimated annual amortization expense is $278 for 2003-2006 and $211 for 2007.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31:

	2002	2001
Compensation-related obligations	$ 14,899	$ 14,186
Insurance-related obligations	7,443	7,586
Other	22,728	16,251
	$ 45,070	$ 38,023

Income Taxes

The Company accounts for income taxes using the provisions of SFAS 109, "Accounting for Income Taxes." Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Currency Translation

The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from translation of financial statements are reflected as accumulated other comprehensive loss. Foreign currency transactions are remeasured into the functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included in the results of operations.

Revenue Recognition

The Company recognizes revenues from the sale of products, net of actual and estimated returns of products sold based on authorized returns and historical trends in sales returns, at the point of passage of title, which is generally at the time of shipment. The Company often enters into agreements with its customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is the Company's obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements generally may be terminated by our customer at any time, but usually are not.

Bad Debts

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectibility in determining an estimate for its allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount.

Product Development Expenses

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $25,332, $26,996 and $26,750 in 2002, 2001 and 2000, respectively.

Stock-Based Compensation

The Company has adopted the disclosure-only provisions of SFAS 123, "Accounting for Stock-Based Compensation." The Company continues to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee share options. Because the exercise price of the Company's employee share options equaled the market price of the shares on the date of grant, no compensation expense has been recorded.

The following pro forma information regarding net (loss) income and net (loss) income per share is required by SFAS 123, and has been determined as if the Company had accounted for its share options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate	4.71%	5.19–5.26%	6.09–6.14%
Expected dividend yield	0.00%	0.00%	0.00%
Expected lives	7.5 years	7.5 years	7.5–8.5 years
Expected volatility	59.47%	40.4–41.0%	38.54–39.00%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions including expected share price volatility. Because the Company's share options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its share options.

(in thousands, except share and per share data, unless otherwise indicated)

The following table illustrates the effect on net (loss) income and net (loss) income per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	For the years ended December 31,		
	2002	2001	2000
Net (loss) income, as reported	$ (48,778)	$ 2,946	$ 32,709
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	1,347	812	328
Pro forma net (loss) income	$ (50,125)	$ 2,134	$ 32,381
Net (loss) income per share:			
Basic – as reported	$ (2.18)	$ 0.13	$ 1.46
Basic – pro forma	$ (2.24)	$ 0.10	$ 1.45
Diluted – as reported	$ (2.16)	$ 0.13	$ 1.46
Diluted – pro forma	$ (2.22)	$ 0.10	$ 1.45

Financial Instruments and Derivative Financial Instruments

Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable, long-term debt, interest rate swap agreements and forward currency contracts. The carrying value of cash and cash equivalents, accounts receivable and accounts payable is considered to be representative of fair value because of the short maturity of these instruments. The carrying value of the Company's variable rate debt approximates its fair value. The carrying value of the Company's fixed rate debt also approximates its fair value due to the contemporaneous nature of its recent refinancing transaction. Refer to Note 9 of the Company's consolidated financial statements for fair value disclosures of the interest rate swaps and foreign currency forward contracts.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including certain self-insured risks and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Net (Loss) Income Per Share

Net (loss) income per share amounts for all periods are presented in accordance with SFAS 128, "Earnings per Share," which requires the presentation of basic net (loss) income per share and diluted net (loss) income per share. Basic net (loss) income per share was computed by dividing net (loss) income by the weighted-average number of common shares outstanding for each respective period. Diluted net (loss) income per share was calculated by dividing net (loss) income by the weighted-average of all potentially dilutive common shares that were outstanding during the periods presented, except for the year ended December 31, 2000, where such inclusion would have had an anti-dilutive effect. Actual weighted-average shares outstanding used in calculating basic and diluted net (loss) income per share were as follows:

	For the years ended December 31,		
	2002	2001	2000
Basic weighted average shares outstanding	22,399	22,397	22,397
Effect of dilutive securities	228	70	–
Diluted weighted average shares outstanding	22,627	22,467	22,397

Impairment of Assets

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No significant impairment charges were recorded in 2002, 2001 and 2000. Impairment would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144, which became effective for the Company in 2002, supersedes SFAS 121 and establishes guidelines for accounting for the impairment and disposal of long-lived assets. The provisions of SFAS 144 had no impact on the Company's financial statements upon adoption.

Accounting Standards

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other things, SFAS 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS 4. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB 30 for classification as an extraordinary item shall be reclassified as income or loss from continuing operations. The Company will adopt this Statement effective January 1, 2003, and accordingly, the extraordinary loss of $3.6 million, net of tax, recorded in 2002 as a result of the early extinguishment of debt described in Note 4 to the Company's consolidated financial statements will be reclassified as a component of income from continuing operations.

In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit and disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 (EITF 94-3), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," as an amendment to SFAS 123. SFAS 148 provides for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure provisions of SFAS 148 effective December 31, 2002. The transition provisions do not currently affect the Company's consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to their 2002 presentation in the consolidated financial statements.

Note 3

Investments

The Company has a 50% interest in PST Industria Eletronica da Amazonia Ltda. (PST), a Brazilian electronic components business that specializes in electronic vehicle security devices. The investment is accounted for under the equity method of accounting. The Company's investment in PST was $518 and $1,758 at December 31, 2002 and 2001, respectively. The Company has loaned PST $5,843, which includes accrued interest.

At December 31, 2001, the Company was party to two joint venture agreements with Connecto AB, a Swedish manufacturer of power distribution systems. Pursuant to the terms of the agreements, the Company had a 92% interest in a Brazilian joint venture and a 14% interest in a European joint venture. These joint ventures established production facilities in Brazil and Europe for the purpose of manufacturing and selling power distribution systems in South America and Europe, respectively. The Brazilian joint venture was consolidated with the results of the Company and the European joint venture was accounted for under the equity method of accounting due to the Company's significant influence over this entity. In November 2002, the Company and Connecto AB entered into an agreement to exchange their minority interest in each joint venture. At December 31, 2002, the Company owns 100% of the Brazilian joint venture and no longer owns any interest in the European joint venture. This transaction was not significant to the results of the Company.

Note 4

Long-Term Debt

On May 1, 2002, the Company issued $200.0 million aggregate principal amount of senior notes. The $200.0 million notes bear interest at an annual rate of 11.50% and mature on May 1, 2012. Interest is payable on May 1 and November 1 of each year. On July 1, 2002, the Company completed an exchange offer of the senior notes for substantially identical notes registered under the Securities Act of 1933.

In conjunction with the issuance of the senior notes, the Company also entered into a new $200.0 million credit agreement (of which $49.3 million was outstanding at December 31, 2002) with a bank group. The credit agreement has two components: a $100.0 million revolving facility (of which $96.5 million is currently available), including a $10.0 million swing line facility, and a $100.0 million term facility. The revolving facility expires on April 30, 2007 and requires a commitment fee of 0.375% to 0.500% on the unused balance as well as a utilization fee of 0.125% to 0.250% when the unutilized balance equals or exceeds 50.0% of the total revolving commitment. The revolving facility permits the Company to borrow up to half its borrowings in specified foreign currencies. Interest is payable quarterly at either (i) the prime rate plus a margin of 0.50% to 1.50% or (ii) LIBOR plus a margin of 2.00% to 3.00%, depending upon the Company's ratio of consolidated total debt to consolidated EBITDA, as defined. Interest on the swing line facility is payable monthly at the same rate as the revolving facility. The term facility expires on April 30, 2008. Interest is payable quarterly at either (i) the

(in thousands, except share and per share data, unless otherwise indicated)

prime rate plus 1.75% or (ii) LIBOR plus 3.25%. The Company has the right to prepay any of the above mentioned loans in whole or in part, without premium or penalty. During 2002, the Company prepaid $50.0 million of the term facility.

The Company incurred debt-financing costs of $10.7 million in connection with the issuance of the senior notes and credit facility, which are being amortized over the respective terms of the debt into interest expense.

The proceeds of the senior notes were used to repay the amounts outstanding under the Company's then existing debt obligations on May 1, 2002, which consisted of $37.6 million of revolving credit borrowings and $226.1 million of term debt borrowings ("the old debt"). The Company also had $5.8 million of unamortized deferred financing costs related to the old debt. These costs were written off in connection with the repayment of the debt and are presented as an extraordinary loss on the extinguishment of debt of $3.6 million, net of taxes of $2.2 million, in the accompanying consolidated financial statements.

The weighted average interest rate in effect for the years ended December 31, 2002, 2001 and 2000 was approximately 9.53%, 9.39% and 7.75%, respectively, including the effects of the interest rate swap agreements.

Long-term debt consists of the following at December 31:

	2002	2001
11½% Senior notes, due 2012	$ 200,000	$ –
Borrowings under old credit agreement	–	286,610
Borrowings under new credit agreement	49,250	–
Borrowings payable to foreign banks	1,108	3,891
Other	552	840
	250,910	291,341
Less: Current portion	1,992	41,621
	$ 248,918	$ 249,720

The credit agreement contains various covenants that require, among other things, the maintenance of certain minimum amounts of consolidated net worth and consolidated EBITDA and certain specified ratios of consolidated total debt to consolidated EBITDA, interest coverage and fixed charge coverage. Restrictions also include limits on capital expenditures, operating leases and dividends. The Company was in compliance with all covenants at December 31, 2002.

Future maturities of long-term debt as of December 31, 2002 are as follows:

2003	$ 1,992
2004	1,526
2005	1,102
2006	1,040
2007	1,000
Thereafter	244,250
	$ 250,910

Note 5

INCOME TAXES

The provisions for income taxes on income before extraordinary loss and cumulative effect of accounting change included in the accompanying financial statements represent federal, state and foreign income taxes. The provision for income taxes before extraordinary loss and cumulative effect of accounting change consists of the following for the years ended December 31:

	2002	2001	2000
Current:			
Federal	$ (175)	$ (9,347)	$ 3,003
State and foreign	2,820	712	2,763
	2,645	(8,635)	5,766
Deferred:			
Federal	10,186	8,387	7,602
State and foreign	595	1,198	717
	10,781	9,585	8,319
Total	$ 13,426	$ 950	$ 14,085

A reconciliation of the Company's effective income tax rate to the statutory federal tax rate for 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.4	14.6	2.1
Tax credits	(2.0)	(23.1)	(1.0)
Goodwill amortization	–	7.6	0.5
Tax benefit for export sales	(5.1)	(56.0)	(3.8)
Foreign rate differential	0.9	28.6	(2.4)
Other items	4.0	17.7	(0.3)
Effective income tax rate	35.2%	24.4%	30.1%

Unremitted earnings of foreign subsidiaries are $12,046 as of December 31, 2002. Because these earnings have been indefinitely reinvested in foreign operations, no provision has been made for U.S. income taxes. It is impracticable to determine the amount of unrecognized deferred taxes with respect to these earnings; however, foreign tax credits should be available to reduce U.S. income taxes in the event of a distribution.

Deferred tax assets and liabilities consist of the following at December 31:

	2002	2001
Deferred tax assets:		
Inventories	$ 2,113	$ 1,618
Employee benefits	923	2,028
Insurance	1,885	2,559
Other nondeductible reserves	8,400	10,879
Gross deferred tax assets	13,321	17,084
Deferred tax liabilities:		
Depreciation and amortization	(19,931)	(31,025)
Other	(2,764)	(3,095)
Gross deferred tax liabilities	(22,695)	(34,120)
Net deferred tax liability	$ (9,374)	$ (17,036)

Note 6

Operating Lease Commitments

The Company leases equipment, vehicles and buildings from third parties under operating lease agreements.

D.M. Draime, Chairman of the Company, is a 50% owner of Hunters Square, Inc. ("HSI"), an Ohio corporation, which owns Hunters Square, an office complex and shopping mall located in Warren, Ohio. The Company leases office space in Hunters Square. The Company pays all maintenance, tax and insurance costs related to the operation of the office. Lease payments made by the Company to HSI were $357 in 2002, 2001 and 2000, respectively. The lease terminates in December 2009. The Company believes the terms of the lease are no less favorable to it than would be the terms of a third-party lease.

Earl Linehan, a director of the Company, and D.M. Draime, Chairman of the Company, as limited partners, own 11.81% and 10.00%, respectively, of Industrial Development Associates ("IDA"), a Maryland limited partnership real estate development company in which the Company is a 30% general partner. The Company has lease agreements with IDA pursuant to which the Company leases two facilities located in Mebane, North Carolina. One of the leases expired on February 28, 2002 and was not renewed. The other lease expires on March 31, 2004. The Company is responsible for all maintenance, taxes and insurance costs related to the operations of the facilities. The Company made lease payments to IDA of $152, $181 and $218 for 2002, 2001 and 2000, respectively. The Company believes the terms of the leases are no less favorable to it than would be the terms of third-party leases.

For the years ended December 31, 2002, 2001 and 2000, lease expense totaled $6,604, $5,713 and $4,098 under these agreements, including related party lease expense of $509, $538 and $575, respectively.

Future minimum operating lease commitments at December 31, 2002 are as follows:

	Third Party	Related Party
2003	$ 5,195	$ 465
2004	2,547	385
2005	602	359
2006	309	359
2007	270	359
Thereafter	86	718

Note 7

Share Option Plans

In October 1997, the Company adopted a Long-Term Incentive Plan (Incentive Plan). The Company has reserved 2,500,000 Common Shares for issuance under the Incentive Plan. Under the Incentive Plan, the Company has granted cumulative options to purchase 1,282,500 Common Shares to management with exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. The options vest from one to five years after the date of grant.

In May 2002, the Company adopted a Director Share Option Plan (Director Plan). The Company has reserved 500,000 Common Shares for issuance under the Director Plan. Under the Director Plan, the Company has granted cumulative options to purchase 60,000 Common Shares to directors of the Company with exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. The options vested one year after the date of grant.

(in thousands, except share and per share data, unless otherwise indicated)

Information relating to the Company's outstanding options is as follows:

	Share Options	Excercise Prices	Weighted Average Excercise Price
Outstanding at			
December 31, 1999	581,000	14.72-17.50	17.02
Granted in 2000	60,000	7.82	7.82
Forfeited in 2000	(65,000)	14.72-17.50	17.07
Outstanding at			
December 31, 2000	576,000	7.82-17.50	16.05
Granted in 2001	364,500	5.13-8.40	5.66
Forfeited in 2001	(4,000)	5.13-14.72	12.32
Outstanding at			
December 31, 2001	936,500	5.13-17.50	12.03
Granted in 2002	317,000	7.93	7.93
Forfeited in 2002	(21,500)	5.13-17.50	13.51
Exercised in 2002	(2,000)	5.13	5.13
Outstanding at			
December 31, 2002	1,230,000	5.13-17.50	10.96

Of the options issued and outstanding under both the Incentive Plan and the Director Plan, 587,000, 488,000, and 434,000 were exercisable as of December 31, 2002, 2001 and 2000, respectively. The weighted-average exercise price of options exercisable at the end of the year was $15.40, $17.14 and $17.44 per share at December 31, 2002, 2001 and 2000, respectively. The weighted-average fair value of options granted during the year was $5.17, $3.06 and $4.27 per share at December 31, 2002, 2001 and 2000, respectively.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Share Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares Exercisable	Weighted-Average Exercise Price
5.13	297,000	8 years	5.13	–	–
7.82 - 8.40	436,000	8 years	7.98	115,000	8.12
14.72	77,000	6 years	14.72	52,000	14.72
16.44 - 17.50	420,000	5 years	17.48	420,000	17.48
	1,230,000	7 years	10.96	587,000	15.40

Note 8

EMPLOYEE BENEFIT PLANS

The Company has certain defined contribution profit sharing and 401(k) plans covering substantially all of its employees. Company contributions are generally discretionary; however, a portion of these contributions is based upon a percentage of employee compensation, as defined in the plans. The Company's policy is to fund all benefit costs accrued. There are no unfunded prior service costs. For the years ended December 31, 2002, 2001 and 2000, expenses related to these plans amounted to $253, $3,301 and $4,144, respectively.

The Company has a single defined benefit pension plan that covers certain employees in Europe. The following table sets forth the benefit obligation, fair value of plan assets, and the funded status of the Company's plan; amounts recognized in the Company's financial statements; and the principal weighted average assumptions used:

	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$11,226	$11,842
Service cost	676	829
Interest cost	789	654
Participant contributions	209	218
Actuarial gain	(563)	(1,716)
Benefits paid	(419)	(276)
Translation adjustments	1,202	(325)
Benefit obligation at end of year	$13,120	$11,226
Change in plan assets:		
Fair value of plan assets at beginning of year	$11,488	$13,682
Actual return on plan assets	(1,626)	(1,760)
Participant contributions	209	218
Benefits paid	(418)	(276)
Translation adjustments	1,229	(376)
Fair value of plan assets at end of year	$10,882	$11,488
Funded status	$ (2,238)	$ 262
Unrecognized actuarial loss	3,123	1,062
Net amount recognized	$ 885	$ 1,324
Amounts recognized in the balance sheet consist of:		
Accrued (liability) benefit	$ (483)	$ 1,324
Other comprehensive loss	1,368	-
Net amount recognized	$ 885	$ 1,324
Weighted average assumptions as of December 31:		
Discount rate	6.00%	6.25%
Expected return on plan assets	7.25%	7.00%
Rate of increase to compensation levels	3.25%	4.00%
Rate of increase to pensions in payments	3.00%	3.00%
Rate of future price inflation	2.25%	2.75%

Components of net periodic pension cost are as follows:

	2002	2001	2000
Service cost	$ 630	$ 821	$ 756
Interest cost	735	648	454
Expected return on plan assets	(825)	(849)	(696)
Net periodic pension cost	$ 540	$ 620	$ 514

The provisions of SFAS 87, "Employers' Accounting for Pensions," required the Company to record an additional minimum liability of $1,368 with a corresponding charge recorded as a component of accumulated other comprehensive loss of $821, net of tax of $547, at December 31, 2002. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of plan assets and accrued amounts previously recorded. This amount was recorded as a component of accumulated other comprehensive loss.

The Company does not provide any other significant retirement, post-retirement or post-employment benefits to its employees.

Note 9

FAIR VALUE OF FINANCIAL INSTRUMENTS

A financial instrument is cash or a contract that imposes an obligation to deliver, or conveys a right to receive cash or another financial instrument. The carrying values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. In management's opinion, the estimated fair value of the Company's long-term debt approximates book value, as under the terms of the borrowing arrangements, a portion of the obligations are subject to fluctuating market rates of interest.

The Company uses derivative financial instruments to reduce exposure to market risks resulting from fluctuations in interest rates and currency rates. The Company does not enter into financial instruments for trading purposes. Management believes that its use of these instruments to reduce risk is in the Company's best interest.

In order to manage the interest rate risk associated with its previous debt portfolio, the Company entered into interest rate swap agreements. These agreements required the Company to pay a fixed interest rate to counterparties while receiving a floating interest rate based on LIBOR. The counterparties to each of the interest rate swap agreements were major commercial banks. These agreements were due to mature on or before December 31, 2003 and qualified as cash flow hedges; however, as a result of the recent debt refinancing and in accordance with SFAS 133, these agreements were terminated at a cost of $5.3 million on May 1, 2002.

Changes in the fair market value of derivatives qualifying as cash flow hedges are recorded in other comprehensive (loss) income to the extent that the hedges are effective until the underlying transactions are recognized in earnings. Net losses included in accumulated other comprehensive loss as of May 1, 2002 were $3.3 million after-tax ($5.3 million pre-tax). This amount is currently being amortized to interest expense over the remaining contractual terms of the swap agreements. The remaining unamortized balance as of December 31, 2002 was $0.6 million after-tax ($1.0 million pre-tax).

The Company has foreign currency forward contracts to purchase $13.1 million of Swedish krona and British pounds to satisfy krona and pound denominated debt obligations. The estimated fair value of these forward contracts at December 31, 2002, per quoted market sources, was $13.8 million. The contracts are marked to market through earnings and are not accounted for using hedge accounting.

Note 10

COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is involved in various legal proceedings, workers' compensation and product liability disputes. Management is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, cash flows or the financial position of the Company.

(in thousands, except share and per share data, unless otherwise indicated)

Note 11

SEGMENT REPORTING

SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Chief Executive Officer.

The Company has two reportable operating segments: Vehicle Management & Power Distribution and Control Devices. These reportable operating segments were determined based on the differences in the nature of the products offered. The Vehicle Management & Power Distribution operating segment produces electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. The Control Devices operating segment produces electronic and electromechanical switches, control actuation devices and sensors.

The accounting policies of the Company's operating segments are the same as those described in Note 2, "Summary of Significant Accounting Policies." The Company evaluates the performance of its operating segments based primarily on revenues from external customers, net income and capital expenditures. Intersegment sales are accounted for on terms similar to those to third parties and are eliminated upon consolidation.

A summary of financial information by reportable operating segment is as follows:

	2002			
	Vehicle Management & Power Distribution	Control Devices	Eliminations	Consolidated
Sales from external customers	$ 260,932	$ 375,575	$ –	$ 636,507
Intersegment sales	12,872	1,321	(14,193)	–
Total net sales	$ 273,804	$ 376,896	$ (14,193)	$ 636,507
Net loss	$ (29,470)	$ (19,308)	$ –	$ (48,778)
Depreciation and amortization	$ 8,037	$ 13,863	$ –	$ 21,900
Interest expense, net	$ 5,145	$ 29,471	$ –	$ 34,616
Provision for income taxes	$ 1,488	$ 11,938	$ –	$ 13,426
Extraordinary loss, net of tax	$ 402	$ 3,205	$ –	$ 3,607
Cumulative effect of accounting change, net of tax	$ (31,800)	$ (38,034)	$ –	$ (69,834)
Capital expenditures	$ 4,272	$ 10,384	$ –	$ 14,656
Total assets	$ 135,714	$ 435,413	$ –	$ 571,127

	2001			
	Vehicle Management & Power Distribution	Control Devices	Eliminations	Consolidated
Sales from external customers	$ 236,968	$ 347,500	$ –	$ 584,468
Intersegment sales	8,913	2,010	(10,923)	–
Total net sales	$ 245,881	$ 349,510	$ (10,923)	$ 584,468
Net (loss) income	$ (11,879)	$ 14,825	$ –	$ 2,946
Depreciation and amortization	$ 8,104	$ 20,740	$ –	$ 28,844
Interest expense, net	$ 5,008	$ 26,300	$ –	$ 31,308
(Benefit) provision for income taxes	$ (3,831)	$ 4,781	$ –	$ 950
Capital expenditures	$ 5,959	$ 18,009	$ –	$ 23,968
Total assets	$ 181,784	$ 489,149	$ –	$ 670,933

	2000			
	Vehicle Management & Power Distribution	Control Devices	Eliminations	Consolidated
Sales from external customers	$ 254,223	$ 412,969	$ –	$ 667,192
Intersegment sales	8,799	861	(9,660)	–
Total net sales	$ 263,022	$ 413,830	$ (9,660)	$ 667,192
Net (loss) income	$ (5,889)	$ 38,598	$ –	$ 32,709
Depreciation and amortization	$ 7,919	$ 20,107	$ –	$ 28,026
Interest expense, net	$ 5,334	$ 24,158	$ –	$ 29,492
(Benefit) provision for income taxes	$ (2,690)	$ 16,775	$ –	$ 14,085
Capital expenditures	$ 11,103	$ 17,617	$ –	$ 28,720
Total assets	$ 190,699	$ 506,296	$ –	$ 696,995

The following table presents net sales and non-current assets for each of the geographic areas in which the Company operates:

	2002	2001	2000
Net Sales:			
North America	$ 534,807	$ 498,011	$ 579,877
Europe and other	101,700	86,457	87,315
Total	$ 636,507	$ 584,468	$ 667,192
Non-Current Assets:			
North America	$ 344,450	$ 440,915	$ 446,744
Europe and other	51,002	53,183	55,497
Total	$ 395,452	$ 494,098	$ 502,241

(in thousands, except share and per share data, unless otherwise indicated)

Note 12

GUARANTOR FINANCIAL INFORMATION

The senior notes and the credit facility are fully and unconditionally guaranteed, jointly and severally, by each of the Company's existing and future domestic wholly owned subsidiaries (Guarantor Subsidiaries). The Company's non-U.S. subsidiaries did not guarantee the senior notes and the credit facility (Non-Guarantor Subsidiaries).

Presented below are summarized condensed consolidating financial statements of the Parent (which include certain of the Company's operating units), the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the Company on a consolidated basis, as of December 31, 2002, 2001, and 2000.

These summarized condensed consolidating financial statements are prepared on the equity method. Separate financial statements for the Guarantor Subsidiaries are not presented based on management's determination that they do not provide additional information that is material to investors. Therefore, the Guarantor Subsidiaries are combined in the presentation below.

			December 31, 2002		
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current Assets:					
Cash and cash equivalents	$ 18,698	$ 167	$ 8,370	$ –	$ 27,235
Accounts receivable, net	35,941	30,295	16,137	(3,031)	79,342
Inventories, net	23,940	13,346	13,853	–	51,139
Prepaid expenses and other	(175,807)	168,489	19,373	–	12,055
Deferred income taxes	3,051	3,043	(190)	–	5,904
Total current assets	(94,177)	215,340	57,543	(3,031)	175,675
Property, Plant and Equipment, net	55,714	33,875	22,249	–	111,838
Other Assets:					
Goodwill, net	234,701	20,591	–	–	255,292
Investments and other, net	40,514	507	914	(13,613)	28,322
Investment in subsidiaries	287,092	–	–	(287,092)	–
Total Assets	$ 523,844	$ 270,313	$ 80,706	$(303,736)	$ 571,127
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current portion of long-term debt	$ 1,000	$ –	$ 992	$ –	$ 1,992
Accounts payable	19,025	16,864	10,219	(2,957)	43,151
Accrued expenses and other	24,523	5,423	15,200	(76)	45,070
Total current liabilities	44,548	22,287	26,411	(3,033)	90,213
Long-Term Liabilities:					
Long-term debt, net of current portion	247,563	–	14,966	(13,611)	248,918
Deferred income taxes	15,498	3,879	(4,099)	–	15,278
Other liabilities	333	–	483	–	816
Total long-term liabilities	263,394	3,879	11,350	(13,611)	265,012
Shareholders' Equity	215,902	244,147	42,945	(287,092)	215,902
Total Liabilities and Shareholders' Equity	$ 523,844	$ 270,313	$ 80,706	$(303,736)	$ 571,127

Supplemental condensed consolidating financial statements (continued):

	December 31, 2001				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets					
Current Assets:					
Cash and cash equivalents	$ 714	$ 29	$ 3,626	$ –	$ 4,369
Accounts receivable, net	40,209	30,088	22,132	(1,411)	91,018
Inventories, net	25,334	14,988	14,182	–	54,504
Prepaid expenses and other	(137,213)	138,656	18,185	–	19,628
Deferred income taxes	4,035	3,453	(172)	–	7,316
Total current assets	(66,921)	187,214	57,953	(1,411)	176,835
Property, Plant and Equipment, net	56,468	37,901	23,692	–	118,061
Other Assets:					
Goodwill, net	288,325	25,292	31,775	–	345,392
Investments and other, net	42,822	1,592	752	(14,521)	30,645
Investment in subsidiaries	282,726	–	–	(282,726)	–
Total Assets	$603,420	$251,999	$114,172	$(298,658)	$670,933
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current portion of long-term debt	$ 39,250	$ –	$ 2,371	$ –	$ 41,621
Accounts payable	20,360	18,712	13,133	(1,413)	50,792
Accrued expenses and other	7,592	19,600	10,831	–	38,023
Total current liabilities	67,202	38,312	26,335	(1,413)	130,436
Long-Term Liabilities:					
Long-term debt, net of current portion	246,019	–	18,220	(14,519)	249,720
Deferred income taxes	23,242	3,398	(2,288)	–	24,352
Other liabilities	7,350	–	(532)	–	6,818
Total long-term liabilities	276,611	3,398	15,400	(14,519)	280,890
Shareholders' Equity	259,607	210,289	72,437	(282,726)	259,607
Total Liabilities and Shareholders' Equity	$603,420	$251,999	$114,172	$(298,658)	$670,933

(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	For the year ended December 31, 2002				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 280,221	$ 254,389	$ 141,125	$ (39,228)	$ 636,507
Costs and Expenses:					
Cost of goods sold	211,939	184,745	113,732	(39,228)	471,188
Selling, general and administrative expenses	36,751	31,422	23,959	–	92,132
Operating Income	31,531	38,222	3,434	–	73,187
Interest expense, net	33,542	–	1,074	–	34,616
Other (income) expense, net	(1,870)	2,173	179	–	482
Equity earnings from subsidiaries	12,929	–	–	(12,929)	–
(Loss) Income Before Income Taxes, Extraordinary Loss and Cumulative Effect of Accounting Change	(13,070)	36,049	2,181	12,929	38,089
(Benefit) Provision for income taxes	(1,257)	12,617	2,066	–	13,426
Income Before Extraordinary Loss and Cumulative Effect of Accounting Change	(11,813)	23,432	115	12,929	24,663
Extraordinary loss, net of tax	3,607	–	–	–	3,607
Income Before Cumulative Effect of Accounting Change	(15,420)	23,432	115	12,929	21,056
Cumulative effect of accounting change, net of tax	(33,358)	(4,701)	(31,775)	–	(69,834)
Net (Loss) Income	$ (48,778)	$ 18,731	$ (31,660)	$ 12,929	$ (48,778)

	For the year ended December 31, 2001				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 257,180	$ 225,205	$ 126,707	$ (24,624)	$ 584,468
Costs and Expenses:					
Cost of goods sold	201,628	165,226	107,156	(24,624)	449,386
Selling, general and administrative expenses	46,379	31,907	21,301	–	99,587
Operating (Loss) Income	9,173	28,072	(1,750)	–	35,495
Interest expense, net	30,269	–	1,039	–	31,308
Other (income) expense, net	(2,322)	2,622	(9)	–	291
Equity earnings from subsidiaries	(12,896)	–	–	12,896	–
(Loss) Income Before Income Taxes	(5,878)	25,450	(2,780)	(12,896)	3,896
(Benefit) Provision for income taxes	(8,824)	8,908	866	–	950
Net Income (Loss)	$ 2,946	$ 16,542	$ (3,646)	$ (12,896)	$ 2,946

Supplemental condensed consolidating financial statements (continued):

	For the year ended December 31, 2000				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 286,172	$ 261,675	$ 131,911	$ (12,566)	$ 667,192
Costs and Expenses:					
Cost of goods sold	214,649	186,569	107,428	(12,566)	496,080
Selling, general and administrative expenses	43,316	33,056	19,574	–	95,946
Operating Income	28,207	42,050	4,909	–	75,166
Interest expense, net	26,485	7	3,000	–	29,492
Other (income) expense, net	(3,862)	3,046	(304)	–	(1,120)
Equity earnings from subsidiaries	(25,852)	–	–	25,852	–
Income Before Income Taxes	31,436	38,997	2,213	(25,852)	46,794
(Benefit) Provision for income taxes	(1,273)	13,649	1,709	–	14,085
Net Income	$ 32,709	$ 25,348	$ 504	$ (25,852)	$ 32,709

	For the year ended December 31, 2002				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 33,971	$ 48,077	$ 14,487	$ (910)	$ 95,625
Investing Activities:					
Capital expenditures	(7,505)	(4,972)	(2,179)	–	(14,656)
Proceeds from sale of fixed assets	221	–	90	–	311
Other	(39)	–	(393)	434	2
Net cash used for investing activities	(7,323)	(4,972)	(2,482)	434	(14,343)
Financing Activities:					
Proceeds from issuance of senior notes	200,000	–	–	–	200,000
Extinguishment of revolving facility	(37,641)	–	–	–	(37,641)
Extinguishment of term debt	(226,139)	–	–	–	(226,139)
Net repayments under revolving facilities	(13,019)	–	(1,378)	–	(14,397)
Proceeds from long-term debt	100,000	–	–	–	100,000
Repayments of long-term debt	(15,897)	(42,966)	(6,643)	476	(65,030)
Debt issuance costs	(10,694)	–	–	–	(10,694)
Interest rate swap termination costs	(5,274)	–	–	–	(5,274)
Net cash used for financing activities	(8,664)	(42,966)	(8,021)	476	(59,175)
Effect of exchange rate changes on cash and cash equivalents	–	–	759	–	759
Net change in cash and cash equivalents	17,984	139	4,743	–	22,866
Cash and cash equivalents at beginning of period	714	29	3,626	–	4,369
Cash and cash equivalents at end of period	$ 18,698	$ 168	$ 8,369	$ –	$ 27,235

(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	For the year ended December 31, 2001				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 17,454	$ 40,828	$ 5,650	$ (1,787)	$ 62,145
Investing Activities:					
Capital expenditures	(9,578)	(10,600)	(3,790)	–	(23,968)
Other	43	–	(5,557)	6,064	550
Net cash used for investing activities	(9,535)	(10,600)	(9,347)	6,064	(23,418)
Financing Activities:					
Net borrowings (repayments) under revolving facilities	1,774	–	(366)	–	1,408
Repayments of long-term debt	(6,098)	(30,308)	2,486	(4,277)	(38,197)
Debt issuance costs	(3,053)	–	–	–	(3,053)
Net cash used for financing activities	(7,377)	(30,308)	2,120	(4,277)	(39,842)
Effect of exchange rate changes on cash and cash equivalents	–	–	(110)	–	(110)
Net change in cash and cash equivalents	542	(80)	(1,687)	–	(1,225)
Cash and cash equivalents at beginning of period	172	109	5,313	–	5,594
Cash and cash equivalents at end of period	$ 714	$ 29	$ 3,626	$ –	$ 4,369

	For the year ended December 31, 2000				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 16,392	$ 46,981	$ (10,698)	$ 50	$ 52,725
Investing Activities:					
Capital expenditures	(9,968)	(10,739)	(8,013)	–	(28,720)
Proceeds from sale of fixed assets	2,176	–	–	–	2,176
Business acquisitions and other	(12,226)	–	12,689	–	463
Net cash used for investing activities	(20,018)	(10,739)	4,676	–	(26,081)
Financing Activities:					
Net (repayments) borrowings under revolving facilities	(5,031)	–	11,554	–	6,523
Repayments of long-term debt	8,743	(36,260)	(3,455)	(50)	(31,022)
Net cash used for financing activities	3,712	(36,260)	8,099	(50)	(24,499)
Effect of exchange rate changes on cash and cash equivalents	–	7	(482)	–	(475)
Net change in cash and cash equivalents	86	(11)	1,595	–	1,670
Cash and cash equivalents at beginning of period	86	120	3,718	–	3,924
Cash and cash equivalents at end of period	$ 172	$ 109	$ 5,313	$ –	$ 5,594

NOTE 13

UNAUDITED QUARTERLY FINANCIAL DATA

The following is a condensed summary of actual quarterly results of operations for 2002 and 2001:

	Quarter Ended			
	Dec. 31	Sep. 30	June 30	Mar. 31
	(in millions, except per share data)			
2002				
Net sales	$ 148.3	$ 158.4	$ 172.0	$ 157.8
Gross profit [(A)]	38.2	39.6	48.2	39.3
Operating income	15.1	15.8	24.7	17.6
Income before extraordinary loss and cumulative effect of accounting change	4.5	4.2	10.4	5.5
Net income (loss) [(B)]	$ 4.5	$ 4.2	$ 6.8	$ (64.3)
Basic income before extraordinary loss and cumulative effect of accounting change per share	$ 0.20	$ 0.19	$ 0.30	$ (2.87)
Diluted income before extraordinary loss and cumulative effect of accounting change per share	$ 0.20	$ 0.19	$ 0.30	$ (2.86)
2001				
Net sales	$ 140.0	$ 136.4	$ 151.9	$ 156.2
Gross profit [(A)]	30.0	30.2	36.7	38.1
Operating income	8.4	4.5	9.8	12.9
Net income (loss)	$ 0.2	$ (1.8)	$ 1.5	$ 3.1
Basic and diluted net income (loss) per share	$ 0.01	$ (0.08)	$ 0.07	$ 0.14

[(A)] *Gross profit represents net sales less cost of goods sold.*

[(B)] *During the second quarter of 2002, the Company recognized an extraordinary loss of $3.6 million, net of tax, as the result of the early extinguishment of debt. See Note 4 – Long-Term Debt.*

During the second quarter of 2002, the Company completed the initial goodwill impairment analysis, as required by SFAS 142. As a result, the Company recognized a cumulative effect of accounting change adjustment of $69.8 million, net of tax, effective January 1, 2002. Therefore, the first quarter 2002 earnings are restated as follows:

Net income as originally reported	$ 5.5
Cumulative effect of accounting change, net of tax	(69.8)
Adjusted net loss	$ (64.3)

Reports of Independent Auditors

To the Board of Directors and Shareholders of Stoneridge, Inc.

We have audited the accompanying consolidated balance sheet of Stoneridge, Inc. (an Ohio Corporation) and Subsidiaries as of December 31, 2002 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Stoneridge, Inc. and Subsidiaries as of December 31, 2001 and for each of the years in the two-year period then ended were audited by other auditors who have ceased operations and whose report dated January 22, 2002, expressed an unqualified opinion on those statements before the restatement adjustments and disclosures described below and in Notes 2, 8 and 11.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stoneridge, Inc. and Subsidiaries at December 31, 2002 and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the consolidated financial statements of Stoneridge, Inc. and Subsidiaries as of December 31, 2001 and for each of the years in the two-year period ended December 31, 2001 were audited by other auditors who have ceased operations. However, the Company made certain adjustments to and disclosures in the prior years' financial statements to conform to the current year's presentation or to comply with adoption requirements of new accounting pronouncements, as follows:

(i) As described in Note 2, the 2001 and 2000 consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the 2001 and 2000 disclosures in Note 2 included (a) agreeing the previously reported net income (in total and the related net income per share amounts) to the previously issued consolidated financial statements and the adjustments to reported amounts representing amortization expense (including any related tax effects) recognized in those periods related to goodwill as a result of initially applying Statement No. 142 to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related net income per share amounts.

(ii) In Note 8, the Company added 2001 and 2000 disclosures relating to its defined benefit pension plan to conform to the 2002 presentation. We audited the information added for the 2001 and 2000 disclosures. Our procedures included (a) agreeing the 2001 and 2000 defined benefit pension plan amounts and information contained in Note 8 to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliations of 2001 and 2000 defined benefit pension plan amounts to the consolidated financial statements.

(iii) As presented in Note 11, the Company changed the composition of its reportable segments in 2002 from one reportable segment to two reportable segments, and the amounts in the 2001 and 2000 consolidated financial statements relating to reportable segments have been restated to conform to the 2002 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 and 2000 consolidated financial statements. Our procedures included (a) agreeing the adjusted amounts of 2001 and 2000 reportable segment information contained in Note 11 to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliations of 2001 and 2000 reportable segment amounts to the consolidated financial statements.

In our opinion, the adjustments and disclosures described in (i), (ii) and (iii) above are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

ERNST & YOUNG LLP

Ernst + Young LLP

Cleveland, Ohio

January 31, 2003

This report is a copy and has not been reissued by Arthur Andersen LLP.

This report references the Company's Balance Sheet as of December 31, 2000 and its related Consolidated Statements of Income, Shareholders' Equity and Cash Flows for the period ended December 31, 1999, which are not presented here.

To the Board of Directors and Shareholders of Stoneridge, Inc.

We have audited the accompanying consolidated balance sheets of Stoneridge, Inc. (an Ohio corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stoneridge, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments.

ARTHUR ANDERSEN LLP


Arthur Andersen LLP

Cleveland, Ohio,

January 22, 2002.

Forward-Looking Statements

Portions of this report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this report and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, the Company's (i) future product and facility expansion, (ii) acquisition strategy, (iii) investments and new product development, and (iv) growth opportunities related to awarded business. Forward-looking statements may be identified by the words "will," "may," "designed to," "believes," "plans," "expects," "continue," and similar expressions. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among other factors:

- the loss of a major customer;
- a decline in automotive, medium- and heavy-duty truck or agricultural and off-highway vehicle production;
- a decline in general economic conditions in any of the various countries in which the Company operates;
- labor disruptions at the Company's facilities or at any of the Company's significant customers or suppliers;
- the ability of the Company's suppliers to supply it with parts and components at competitive prices on a timely basis;
- the significant amount of debt and the restrictive covenants contained in the Company's credit facility;
- customer acceptance of new products;
- capital availability or costs, including changes in interest rates or market perceptions of the Company;
- changes by the Financial Accounting Standards Board or the Securities and Exchange Commission of authoritative generally accepted accounting principles or policies;
- the impact of laws and regulations, including environmental laws and regulations; and
- the occurrence or non-occurrence of circumstances beyond the Company's control.

Corporate Information

Corporate Offices

Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484
330/856-2443
www.stoneridge.com

Stock Exchange

Common Shares of Stoneridge are traded on the New York Stock Exchange under the symbol SRI. The historical high and low prices of the Company's Common Shares are as follows:

2002	Quarter Ended	High	Low
	March 31	$ 11.40	$ 7.51
	June 30	19.30	9.85
	September 30	19.02	15.15
	December 31	17.15	7.05
2001	**Quarter Ended**	**High**	**Low**
	March 31	$ 9.15	$ 4.75
	June 30	12.00	6.75
	September 30	11.60	7.00
	December 31	9.10	5.40

The Company had approximately 1,200 shareholders of record on March 21, 2003.

Dividend Policy

The Company has not declared any cash dividends in the last four fiscal years. The Company presently expects to retain all future earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's senior notes and credit agreement impose limitations on the amounts of dividends that can be paid.

Transfer Agent and Registrar

National City Bank acts as the Transfer Agent and Registrar for the Company. Questions on change of ownership, total shares owned, consolidation of accounts and other such matters should be sent to:

National City Bank
Corporate Trust Operations
Third Floor, North Annex
4100 West 150th Street
Cleveland, Ohio 44135-1385

Independent Auditors

Ernst & Young LLP, Cleveland, Ohio, is the independent public accounting firm retained by the Company in 2002.

Arthur Andersen LLP, Cleveland, Ohio, was the independent public accounting firm retained by the Company in 2001 and 2000.

Annual Meeting

The annual meeting of shareholders will take place at 10:00 a.m., Monday, May 12, 2003, in Warren, Ohio.

A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about April 3, 2003.

Form 10-K

Stoneridge's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2002, is available without cost to shareholders through our website at *www.stoneridge.com* or upon written request to:

Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

Investor Relations

Security analysts, investment professionals and shareholders may request information and should direct their business-related inquiries to:

Kevin Bagby, Chief Financial Officer
330/856-2443

Worldwide Facilities

North America

Boston, Massachusetts
Canton, Massachusetts
Chihuahua, Mexico
El Paso, Texas
Juarez, Mexico
Lexington, Ohio
Mansfield, Ohio
Mebane, North Carolina
Novi, Michigan
Orwell, Ohio
Portland, Indiana
Sarasota, Florida
Warren, Ohio

Europe

Cheltenham, England
Dundee, Scotland
Frankfurt, Germany
Madrid, Spain
Munich, Germany
Northampton, England
Orebro, Sweden
Paris, France
Stockholm, Sweden
Stuttgart, Germany
Tallinn, Estonia

South America

Campinas, Brazil
Indaiatuba, Brazil
Manaus, Brazil
São Paulo, Brazil

Employees

The Company employed approximately 5,500 employees as of December 31, 2002.

Board of Directors

D.M. Draime[3]
Chairman and Founder
Director since 1988

Cloyd J. Abruzzo[3]
President and Chief Executive Officer
Director since 1990

Richard E. Cheney[2]
Retired Chairman of the Board, Hill & Knowlton, Inc.,
a public relations firm
Director since 1988

Avery S. Cohen[3]
Secretary
Partner, Baker & Hostetler LLP, a law firm
Director since 1988

Sheldon J. Epstein[1]
Managing Member, Epstein, Weber & Conover, PLC,
a public accounting firm
Director since 1988

Charles J. Hire[1]
Former Chairman of the Board and Chief Executive Officer,
Hi-Stat Manufacturing Co., Inc.
Director since 1999

Earl L. Linehan[1,2,3]
President, Woodbrook Capital, Inc., a venture capital firm
Director since 1988

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Executive Committee

Executive Officers

Cloyd J. Abruzzo
President and Chief Executive Officer

Kevin P. Bagby
Vice President and Chief Financial Officer

Gerald V. Pisani
Vice President of the Company and President of
Stoneridge Engineered Products Group

Thomas Beaver
Vice President of Sales and Marketing

Michael J. Bagby
Vice President of the Company and
General Manager of Alphabet Group

Sten Forseke
Vice President of the Company and
President of Stoneridge Electronics




Stoneridge

9400 East Market Street
Warren, Ohio 44484
330/856-2443
www.stoneridge.com